UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023 (as amended and supplemented on October 4, 2023 and October 5, 2023 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023 and October 5, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The third and fourth paragraphs on pages 2-3 under the heading “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” is revised to read as follows:

~~The Offer will remain open for acceptance for an initial period of at least 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The Offer is scheduled to expire at one minute after 11:59 p.m., New York City time, on October 6, 2023 (as it may be extended, the “Expiration Date”), unless the Offer is extended prior to such time, in accordance with the Memorandum of Understanding.~~ The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on October 6, 2023, is being extended until one minute after 11:59 p.m., New York City time, on October 23, 2023 (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Memorandum of Understanding, the “Expiration Date”). On October 5, 2023, Parent and the Company issued a joint press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(L) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Offer to Purchase, subject to applicable law, the Offer may be extended at any time and from time to time. During such extensions, the Offer will remain open and the acceptance of tendered Company Shares pursuant to the Offer will be delayed. Pursuant to the Memorandum of Understanding, if all of the conditions to the Offer described in the Offer to Purchase (the “Conditions”) are not satisfied or waived by Purchaser on the Expiration Date, Purchaser shall extend the Offer for one or more successive periods of not more than ten business days each (subject to the right of Parent or Purchaser to waive any condition (other than the Minimum Condition)), if legally permissible, in accordance with the Memorandum of Understanding; provided, however, that, if at any scheduled Expiration Date the only unsatisfied Condition (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser shall not be required to extend the Offer for more than a total of 30 Business Days (such extension, the “Minimum Condition Extension”). Purchaser is not required to extend the Offer past the earlier of (i) the termination of the Memorandum of Understanding pursuant to its terms and (ii) March 4, 2024 (the “Outside Date”); provided that, if all of the Conditions other than (i) the Regulatory Approvals or (ii) the Regulatory Approvals and the Minimum Condition shall have been satisfied or waived by Parent or Purchaser to the extent permitted under the Memorandum of Understanding, either Parent or the Company may extend the Outside Date until June 4, 2024. In addition, Purchaser shall extend the Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the Offer, makes a material change in the information concerning the Offer, or waives a material condition of the Offer. In addition, Purchaser may provide for a “subsequent offering period” (a “Subsequent Offering Period”) of at least three business days (and one or more extensions thereof) in accordance with Rule 14d-11 under the United States Securities Exchange Act of 1934, as amended ~~Exchange Act (a “Subsequent Offering Period”)~~ (the “Exchange Act”), as described more fully in the Offer to Purchase.

Item 8. Additional Information.

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The second paragraph under the heading “Committee on Foreign Investment in the United States (“CFIUS”)” is revised to read as follows:

Sequans and Parent submitted a “declaration” to CFIUS pursuant to 31 C.F.R. § 800.402 on August 25, 2023. Following CFIUS’s acceptance of the declaration, CFIUS ~~will begin~~ began a 30-day assessment period.~~, after which CFIUS will either (1) issue the CFIUS Approval under one of the circumstances described above, or (2) request that the parties file a long-form “Notice.” If requested, the Notice process could delay CFIUS Approval by several months. In some cases, parties can withdraw and refile a CFIUS Notice to give CFIUS more time to complete its review, which would result in further delay.~~ On October 4, 2023, Parent and Sequans received written confirmation from CFIUS that it has completed its review of the transactions contemplated by the Memorandum of Understanding under the DPA and determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Memorandum of Understanding. As a result, the CFIUS Approval condition of the Offer has been satisfied.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(L)	Joint press release issued by Renesas Electronics Corporation and Sequans Communications S.A. on October 5, 2023 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 5, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: October 5, 2023	By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

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